NEXA RESOURCES ANNOUNCES 2024 YEAR-END
MINERAL RESERVES AND MINERAL RESOURCES

Luxembourg, March 27, 2025 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces its 2024 Year-End Mineral Reserves and Mineral Resources (“MRMR”) update for its operations and projects in Peru and Brazil.

Commenting on the MRMR update, Ignacio Rosado, CEO of Nexa Resources, stated: “Our 2024 mineral exploration program focused on near-mine expansion, brownfield and infill drilling, and favorable greenfield projects. At Aripuanã, infill drilling at the Babaçu target defined new Mineral Reserves and increased Inferred Mineral Resources. Through these efforts, we were successful once again this year in replacing and expanding our zinc reserves year-over-year while maintaining a stable mineral resources base, reinforcing the strength and sustainability of our asset portfolio.

As a leading polymetallic producer and the fifth largest zinc producer globally, Nexa holds a unique portfolio of operating mines with strong exploration potential and an active pipeline of greenfield projects. In 2025, our mineral exploration program will focus on Mineral Reserves and Mineral Resources expansion near operating mines, along with drilling campaigns on advanced-stage projects.”

2024 Year-End Mineral Reserves and Mineral Resources Highlights

Mineral Reserves

Note: “Addition” refers to new tonnages from brownfield and infill drilling, while “Revision” refers to changes in Mineral Reserves due to reclassification, mine design modifications, and economic parameters adjustments, leading to a model review and update. The Mineral Reserve figures are presented on 100%-basis and refer exclusively to zinc mines.

▪	As of December 31, 2024, Proven and Probable Mineral Reserves were estimated at 110.3 million tonnes, containing 4,075kt of zinc, reflecting a higher average zinc grade resulting in the higher metal content compared to 110.4 million tonnes, containing 4,031kt of zinc as of December 31, 2023. The increase in contained zinc was mainly driven by infill drilling at El Porvenir, Aripuanã, and Vazante, partially offset by mining depletion. Nexa’s 2024 Year-End Mineral Reserves estimate also incorporates ongoing refinements in geological modeling. Additionally, Mineral Reserves increased due to the conversion of Mineral Resources through infill drilling at Cerro Lindo, El Porvenir, Aripuanã, and Vazante.
▪	The net revision of 172kt of contained zinc was primarily attributable to the new mining method (Narrow Vein Sub-Level Stoping (SLS)) at Vazante (+74kt) and geological model adjustments at Aripuanã (+81kt).
▪	Proven and Probable Mineral Reserves at the Cerro Lindo Mine were estimated at 39.07Mt at 1.38% Zn, 0.20% Pb, 0.52% Cu, and 21.4 g/t Ag as of December 31, 2024, marking a 0.5% decrease from 41.15Mt at 1.49% Zn, 0.22% Pb, 0.55% Cu, and 22.6 g/t Ag as of December 31, 2023. The decrease was primarily due to mining depletion in 2024, partially offset by the conversion of Mineral Resources into Mineral Reserves through infill drilling (+36kt of contained zinc).

▪	Proven and Probable Mineral Reserves at the Vazante Mine were estimated at 11.77Mt at 8.91% Zn, 0.25% Pb, and 12.2 g/t Ag as of December 31, 2024, up 0.4% from 11.33Mt at 9.62% Zn, 0.21% Pb, and 13.8 g/t Ag as of December 31, 2023. This increase resulted from the conversion of Mineral Resources into Mineral Reserves through infill drilling at the Extremo Norte and Lumiadeira Sul areas (+40kt of contained zinc) and the implementation of the new mining method (Narrow Vein SLS). Mineral Reserve depletion in 2024 accounted for -1.80Mt containing 163kt of zinc.
▪	Proven and Probable Mineral Reserves at the El Porvenir Mine were estimated at 15.23Mt at 4.15% Zn, 1.18% Pb, 0.24% Cu, and 72.3 g/t Ag as of December 31, 2024, reflecting a 0.4% increase from 14.65Mt at 4.11% Zn, 1.20% Pb, 0.23% Cu, and 72.9 g/t Ag as of December 31, 2023. The increase resulted from the addition of 83.7kt of contained zinc, driven by the conversion of Mineral Resource into Mineral Reserve through infill drilling at the VCN, PORV9, ÉXITO, and AM areas, offset by mining depletion. Mineral Reserve depletion in 2024 accounted for -2.20Mt, containing 50.6kt of zinc.
▪	Proven and Probable Mineral Reserves at the Atacocha Mine for the underground operations were estimated at 5.87Mt at 4.36% Zn, 1.36% Pb, 0.40% Cu, and 79.5 g/t Ag as of December 31, 2024. Open pit operations were estimated at 3.66Mt at 1.01% Zn, 1.16% Pb, 35.5 g/t Ag, and 0.21g/t Au as of December 31, 2024. Mineral Reserve depletion for Atacocha (open pit) in 2024 accounted for -1.5Mt, containing 13kt of zinc.
▪	Proven and Probable Mineral Reserves at the Aripuanã Mine were estimated at 32.68Mt at 4.53% Zn, 1.73% Pb, 0.13% Cu, 40.9 g/t Ag, and 0.21 g/t Au as of December 31, 2024, reflecting a 0.5% increase from 31.07Mt at 4.35% Zn, 1.66% Pb, 0.15% Cu, 40.6 g/t Ag, and 0.22 g/t Au as of December 31, 2023. The Babaçu infill drilling program in 2024 resulted in 94kt of new contained zinc in Mineral Reserves. Additionally, 81kt of contained zinc were added due to the geological model updates at the Ambrex Deposit and refinements at the Link and Arex Deposits. Mineral Reserve depletion in 2024 accounted for -1.6Mt containing 47kt of zinc.

Mineral Resources

Note: “Addition” refers to new tonnages from brownfield and greenfield drilling, while “Revision” refers to changes in Mineral Resources due to reclassification, mine design modifications, and economic parameters adjustments, leading to a model review and update. The Mineral Resource figures are presented on a 100%-basis and refer exclusively to zinc mines and projects.

▪	As of December 31, 2024, Nexa estimated Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) at 3,163kt of contained zinc compared to 3,259kt as of December 31, 2023. The net decrease of 96kt of contained zinc was primarily due to the conversion of Mineral Resources into Mineral Reserves at Aripuanã, following the Babaçu infill drilling, and at El Porvenir mine, in the VCN, PORV9, ÉXITO, and AM areas.

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▪	At Aripuanã, 36.1kt of contained zinc in Mineral Resources were converted into Mineral Reserves, driven by the Ambrex geological model revision and Babaçu update. Additionally, the sale of the Morro Agudo mine resulted in a reduction of 82.7kt of contained zinc in Mineral Resources.
▪	As of December 31, 2024, Nexa estimated Inferred Mineral Resources at 7,072kt of contained zinc compared to 6,897kt at the end of 2023. The addition of 356kt of contained zinc was primarily due to the geological model revision in the mineralized zone of the Ambrex site, geological model updates at the Link and Arex Deposits, and brownfield drilling in the Integración area at El Porvenir. The net revision reduction of -180kt of contained zinc was mainly due to recategorization of Inferred Mineral Resources into Measured and Indicated Mineral Resources, and conversion of Mineral Resources into Mineral Reserves through infill drilling in the Extremo Norte and Lumiadeira Sul areas at Vazante and at Aripuanã (Babaçu Deposit).

Exploration Outlook

Our 2025 exploration strategy is focused on Mineral Resource expansion through brownfield and infill drilling near operating mines, as well as extension drilling on advanced-stage projects.

A total of 82,340 meters of drilling is planned, distributed as follows: 51,000 meters in Peru (62%), 30,790 meters in Brazil (37%), and 550 meters in Namibia (1%). At Cerro Lindo, as part of our ongoing strategy to extend the life of mine (“LOM”), we plan to drill 7,650 meters at Orebodies 8B and 8C, located southeast of the mine. At the Pasco Complex (El Porvenir and Atacocha), 13,650 meters of drilling are planned at the Integración target, aiming to extend the mineralized hydrothermal breccia to upper deposit levels. At the Hilarión and Florida Canyon Zinc projects, our focus remains on advancing geological mapping and integrating geological data to define future exploration strategies.

At Aripuanã, our strategy includes 10,000 meters of drilling to validate the continuity of mineralization and enhance geological confidence at the Massaranduba target, located in the southeastern part of the mine. At Vazante, a total of 20,790 meters of brownfield drilling is planned, including 9,800 meters to extend known orebodies such as Vazante Sul, Lumiadeira, Sucuri, and Varginha, and 10,990 meters of infill drilling at Conexão Sucuri Norte, aiming to convert Inferred Mineral Resources into Indicated Mineral Resources.

In Namibia, we plan to drill the Leeulaagte target, although the drilling program is still under review.

Additionally, we aim to advance our regional drilling campaigns with 29,700 meters of diamond drilling, prioritizing key exploration belts and Mineral Resource expansion. Our strategy is designed to optimize investments while strengthening our copper portfolio.

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Mineral Reserves and Mineral Resources Tables

MINERAL RESERVES

The table below presents our Mineral Reserves estimates, prepared with an effective date of December 31, 2024 (except where otherwise noted).

Table 1. Nexa Year-End Mineral Reserves as of December 31, 2024 (except where otherwise indicated) for Zinc operating mines on a 100% basis

NOTES TO MINERAL RESERVES TABLE

The tonnage and content presented in Table 1 have not been adjusted to reflect our ownership interest. The table includes 100% of the Mineral Reserve estimates for each property. Please refer to our ownership percentage for amounts attributable to our interest.

Mineral Reserves estimates were prepared in accordance with Subpart 1300 of Regulation S-K, which aligns with CIM (2014) definitions. The effective date for these estimates is December 31, 2024.

The Qualified Person for the Mineral Reserves estimates for Cerro Lindo is Cesar Moreno, B.Eng., MAusIMM, a Nexa employee; for Vazante and Vazante Aroeira Tailings is Mateus Gomes Ribeiro, B.Eng., MAusIMM, a Nexa employee; for Aripuanã is Vitor Ferraz Viana, B.Eng., FAusIMM, a Nexa employee; and for El Porvenir, Atacocha (Underground), and Atacocha (Open Pit) is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.

Cerro Lindo Mine: Mineral Reserves are estimated at an NSR cut-off value of US$44.94/t processed. Some incremental material with values between US$33.33/t and US$44.94/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb);

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copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag. A minimum mining width of 7.0 m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain.

Vazante Mine: Mineral Reserves are estimated at a NSR cut-off value of US$70.52/t processed. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 86.52% for Zn, 37.07% for Pb, and 42.00% for Ag. A minimum mining width of 2.0 m was applied.

Vazante Aroeira Tailings: Mineral Reserves are estimated at a NSR cut-off value of US$28.42/t processed. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Vazante Aroeira Tailings average head grades are 67.98% for Zn, 36.00% for Pb, and 42.00% for Ag. A minimum mining unit of 10 m x 10 m x 2 m was applied.

El Porvenir Mine: Mineral Reserves are estimated at NSR cut-off grade values ranging from US$68.31/t to US$71.59/t for SLS areas and US$70.31/t to US$73.58/t for C&F areas depending on the zone. A number of incremental material (with values between US$44.44/t and US$70.31/t for SLS and values between US$46.44/t and US$68.31/t for C&F mining) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 89.23% for Zn, 15.03% for Cu, 79.99% for Pb, and 62.92% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

Atacocha (Underground) Mine: The Mineral Reserves were estimated at a NSR cut-off of US$73.54/t for SLS areas and US$75.61/t for C&F areas depending on the zone. A number of incremental material (with values between US$49.67/t and US$73.54/t for SLS and values between US$51.73/t and US$75.61/t for C&F mining were included in estimate. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

Atacocha (Open Pit) Mine: Mineral Reserves are estimated at a NSR cut-off value of US$ 20.42/t. A number of incremental material (with values between US$15.12/t and US$20.42/t) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); silver: US$24.83/oz; and gold:

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US$1,946.05/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 83.98% for Pb, 75.76% for Ag and 65.46% for Au.

Aripuanã Mine: Mineral Reserves are estimated at a NSR break-even cut-off value of US$60.68/t processed was estimated from forecasted operating costs and some incremental material between US$49.00/t and US$60.68/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); silver: US$24.83/oz; and gold: US$1,946.05/oz. Recoveries at LOM average head grades are 91.08% for Zn, 84.92% for Pb, 60.00% for Cu, 68.00% for Ag, and 67.80% for Au. A minimum mining width of 4.0 m was used for SLS and 15.0 m for VRM.

Numbers may not add due to rounding.

The point of reference for Mineral Reserves in Table 1 is mill feed materials.

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MINERAL RESOURCES

The table below presents our Mineral Resources estimates (exclusive of Mineral Reserves) for operating mines, with an effective date of December 31, 2024, unless otherwise indicated.

Table 2. Nexa Year-End Mineral Resources as of December 31, 2024 (except where otherwise indicated) for Zinc operating mines on a 100% basis

Interest/ Ownership	Class	Tonnage (Mt)	Grade: Zinc (%)	Grade: Copper (%)	Grade: Silver (g/t)	Grade: Lead (%)	Grade: Gold (g/t)	Contained Metal: Zinc (kt)	Contained Metal: Copper (kt)	Contained Metal: Silver (koz)	Contained Metal: Lead (kt)	Contained Metal: Gold (koz)
Mines												
Cerro Lindo (83.55%)	Measured	3.60	2.04	0.72	23.0	0.23	-	73.3	26.1	2,663	8.4	-
	Indicated	2.88	0.99	0.50	22.3	0.19	-	28.4	14.5	2,065	5.6	-
	Subtotal	**6.48**	**1.57**	**0.63**	**22.7**	**0.22**	-	**101.7**	**40.6**	**4,727**	**14.0**	-
	Inferred	10.04	1.53	0.27	25.5	0.39	-	153.3	26.9	8,213	39.3	-
El Porvenir (83.55%)	Measured	0.82	3.12	0.24	55.6	0.96	-	25.5	2.0	1,461	7.8	-
	Indicated	4.04	3.19	0.20	59.7	0.92	-	129.0	7.9	7,757	37.2	-
	Subtotal	**4.86**	**3.18**	**0.20**	**59.0**	**0.93**	-	**154.5**	**9.9**	**9,217**	**45.1**	-
	Inferred	15.46	3.67	0.22	81.6	1.33	-	567.3	34.6	40,550	205.5	-
Atacocha Underground (81.78%)	Measured	1.12	3.34	0.27	55.4	0.98	-	37.4	3.0	1,995	10.9	-
	Indicated	2.60	3.18	0.37	55.3	0.92	-	82.6	9.6	4,618	24.0	-
	Subtotal	**3.72**	**3.23**	**0.34**	**55.3**	**0.94**	-	**120.0**	**12.7**	**6,613**	**34.9**	-
	Inferred	8.26	4.02	0.55	76.6	1.20	-	332.2	45.5	20,366	98.9	-
Atacocha Open Pit (81.78%)	Measured	1.96	1.21	-	29.4	0.82	0.18	23.7	-	1,860	16.2	11.1
	Indicated	4.29	0.99	-	28.4	0.87	0.23	42.5	-	3,918	37.1	31.5
	Subtotal	**6.25**	**1.06**	-	**28.8**	**0.85**	**0.21**	**66.2**	-	**5,778**	**53.4**	**42.6**
	Inferred	1.84	1.33	-	31.3	1.11	0.20	24.4	-	1,851	20.5	11.9
Vazante Mine (100%)	Measured	0.46	8.99	-	16.2	0.30	-	41.4	-	240	1.4	-
	Indicated	1.43	10.15	-	4.9	0.09	-	145.1	-	225	1.3	-
	Subtotal	**1.89**	**9.87**	-	**7.7**	**0.14**	-	**186.5**	-	**465**	**2.7**	-
	Inferred	12.75	10.11	-	12.4	0.21	-	1,288.4	-	5,068	27.4	-
Vazante Aroeira Tailings (100%)	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-	-	-	-	-	-
	Subtotal	-	-	-	-	-	-	-	-	-	-	-
	Inferred	0.61	4.26	-	7.6	0.25	-	26.0	-	150	1.5	-
Aripuanã (100%)	Measured	0.48	2.20	0.39	18.8	0.72	0.51	10.6	1.9	293	3.5	7.9
	Indicated	4.90	3.41	0.19	33.6	1.26	0.28	167.2	9.5	5,286	61.6	44.5
	Subtotal	**5.38**	**3.30**	**0.21**	**32.2**	**1.21**	**0.30**	**177.8**	**11.4**	**5,578**	**65.0**	**52.4**
	Inferred	44.18	3.16	0.31	41.2	1.21	0.38	1,396.0	137.5	58,520	533.8	545.0
Subtotal	**Measured**	**8.45**	**2.51**	**0.39**	**31.3**	**0.57**	**0.07**	**212.0**	**33.0**	**8,512**	**48.3**	**19.0**
	Indicated	**20.13**	**2.95**	**0.21**	**36.9**	**0.83**	**0.12**	**594.7**	**41.6**	**23,868**	**166.8**	**76.0**
	Total	**28.58**	**2.82**	**0.26**	**35.2**	**0.75**	**0.10**	**806.7**	**74.5**	**32,380**	**215.0**	**95.1**
	Inferred	**93.15**	**4.07**	**0.26**	**45.0**	**1.00**	**0.19**	**3,787.6**	**244.6**	**134,718**	**926.9**	**556.9**

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The table below presents our Mineral Resources estimates (exclusive of Mineral Reserves) for our zinc exploration projects prepared with an effective date of December 31, 2024 (except where otherwise noted).

Table 3. Nexa Year-End Mineral Resources as of December 31, 2024 (except where otherwise indicated) for Zinc projects on a 100% basis

The table below presents our Mineral Resources estimates for our copper project portfolio, prepared with an effective date of December 31, 2024 (except where otherwise noted).

Table 4. Nexa Year-End Mineral Resources for Copper projects on a 100% basis

NOTES TO MINERAL RESOURCES TABLES

The Qualified Person for the Mineral Resources estimate for Vazante, Vazante Aroeira Tailings, Aripuanã and Bonsucesso is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee; and for Cerro Lindo, El Porvenir, Atacocha (Open Pit), Atacocha (Underground) and Hilarión, Florida Canyon Zinc and Magistral projects is Jerry Huaman Abalos, B.Geo., MAusIMM (CP), a Nexa employee. The tonnage and content amounts presented in Tables 2, 3 and 4, represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Mineral Resources have an effective date as of: (a) December 31, 2024, for Cerro Lindo, El Porvenir, Atacocha (Underground), Atacocha (Open Pit), Vazante and Aripuanã Mines; (b) December 31, 2023, for the Bonsucesso project (c) December 31, 2022, for the Hilarion project; (d) October 30, 2020, for the Florida Canyon Zinc project, and (e) December 31, 2021, for the Magistral project.

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Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.

Cerro Lindo Mine: Mineral Resources are estimated at an NSR cut-off value of US$44.94/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag. A minimum mining width of 4.0 m was used to create resource shapes. Bulk density varies depending on mineralization domain.

Vazante Mine and Vazante Aroeira Tailings: Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (Calamine) the resources are estimated at a NSR cut-off value of US$27.91/t for soil and US$32.92/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated at a NSR cut-off value of US$28.42/t and for Hypogene Mineralization (Willemite) a cut-off value of US$70.52/t for all resources shapes. Mineral Resources estimates are based on average long-term metal prices for Willemite and Aroeira Tailings of: zinc: US$3,294.64/t (US$1.49/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz; and for Calamine of: zinc: US$3,250.30/t (US$1.47/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average hypogene mineralization (Willemite) head grades are 86.52% for Zn, 37.07% for Pb, and 42.00% for Ag. Recovery at supergene mineralization is 55.00% for Zn. Recoveries for Aroeira Tailings are 67.98% for Zn, 36.00% for Pb, and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for Calamine and above original topography for tailings. Bulk density was assigned based on rock type.

El Porvenir Mine: Mineral Resources are estimated at NSR cut-off grade values ranging from US$68.31/t to US$71.59/t for SLS areas and US$70.31/t to US$73.58/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recovery at LOM average head grade are 89.23% for Zn, 15.03% for Cu, 79.99% for Pb, and 62.92% for Ag. A minimum mining width of 4.0 m was used for C&F and 3.0 m for SLS resource stopes shapes. Bulk density varies depending on mineralization domain.

Atacocha (Underground) Mine: Mineral Resources are estimated at a NSR cut-off value of US$73.54/t for SLS, and US$75.61/t for C&F. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. A minimum mining width of 4.0 m was used for resources. Density was assigned based on rock type.

Atacocha (Open Pit) Mine: Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$20.42/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb); lead: US$2,412.07/t (US$1.09/lb); gold: US$2,237.96/oz and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations

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based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 83.98% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral Resources are reported within open pit shell. Density was assigned based on rock type.

Aripuanã Mine: Mineral Resources reported using a cut-of value of US$60.68/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); silver: US$28.55/oz and gold: US$2,237.96/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 91.08% for Zn, 84.92% for Pb, 60.00% for Cu, 68.00% for Ag, and 67.80% for Au. A minimum thickness of 3.0 m was used for stopes shapes. Bulk density varies depending on mineralization domain.

Bonsucesso: Mineral Resources are estimated at an NSR cut-off value of US$55.83/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); and lead: US$2,300.33/t (US$1.04/lb). Metallurgical recoveries are based on historical processing data: zinc (92.5%), and lead (61.1%). A minimum thickness of 3.0 m was used for stopes shapes. Bulk density was assigned based on rock type.

Hilarión: Mineral Resources are reported within underground mining shapes. The NSR cut-off is calculated based on the LOM costs: US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,245.91/t (US$1.47/lb); lead: US$2,332.46/t (US$1.06/lb); and silver: US$22.66/oz. Metallurgical recoveries are based on historical processing data: zinc (90.0%), lead (86.0%), and silver (72.0%). A minimum thickness of 4.0 m was used for stopes shapes. Bulk density was assigned based on rock type.

Florida Canyon Zinc: Mineral Resources are reported using a cut-off values of US$41.40/t NSR for SLS, US$42.93/t for C&F and US$40.61/t for Room & Pillar mine areas. The NSR cut-off is calculated based on the LOM costs: US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$2,816.35/t (US$1.28/lb); lead: US$2,196.50/t (US$1.00/lb); and silver: US$19.38/oz. Metallurgical recoveries are based on historical processing data: zinc (80.0%), lead (74.0%), and silver (52.0%). A minimum thickness of 3.0 m was used for SLS and C&F, and 4.0 m for Room & Pillar. Bulk density was assigned based on rock type.

Magistral: Mineral Resources are reported using NSR cut-off value: US$5.99/t (Porf. San Ernesto, Porf. Sara and Porf. H), US$5.51/t (Mixto), US$5.48/t (Skarn). Mineral Resources are estimated using an average long term metal prices of: copper: US$8,272.00/t (US$3.75/lb); molybdenum: US$21,829.00/t (US$9.90/lb); and silver: US$21.34/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical data and vary from 79.3% in skarn to 92.5% in San Ernesto porphyry for copper, 51.3% in skarn and 79.2% in San Ernesto porphyry for molybdenum, and 70% for Ag. Bulk density was assigned based on rock type.

Numbers may not add due to rounding.

The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

There are no Mineral Reserves at Bonsucesso, Hilarión, Florida Canyon Zinc and Magistral projects.

The point of reference for Mineral Resources in Tables 2, 3 and 4 is mill feed materials.

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Technical Information

Jose Antonio Lopes, FAusIMM (Geo): 224829, a Mineral Resources manager, a qualified person for purposes of NI 43-101 (as defined below) and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedarplus.ca under Nexa’s SEDAR+ profile.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life underground polymetallic mines, two located in the Central Andes region of Peru, and two located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also owns and operates one low-cost polymetallic open pit mine in the Central Andes of Peru, and three smelters, two located in the state of Minas Gerais in Brazil, Três Marias and Juiz de Fora, and one located in Lima, which is Cajamarquilla, the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Mineral Reserve and Mineral Resource Estimates

All Mineral Reserve and Mineral Resource estimates of the Company disclosed or referenced in this news release have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for the metals indicated per mine and project. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F.

Mineral Reserve: is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Probable Mineral Reserve: is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Proven Mineral Reserve: is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant

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factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Inferred Mineral Resource: is that part of a Mineral Resource for which quantity and grade or quality can be estimated based on geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Indicated Mineral Resource: is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

Measured Mineral Resource: is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

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These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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